The Royce Funds

745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

June 30, 2011

Securities and Exchange Commission
Attn: Mr. Kevin Rupert
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:	Registration Statement on Form N-14 for Royce Global Value Trust, Inc.

Dear Mr. Rupert:

       This letter sets forth responses to the comments from the staff given over the telephone regarding the Fund's May 11, 2011 response to previous staff comments relating to the Registration Statement on Form N-14 of Royce Global Value Trust, Inc. ("RGV") (the "Registration Statement"). The Registration Statement contains the preliminary combined prospectus/proxy statement and preliminary statement of additional information of RGV and Royce Value Trust, Inc. ("RVT") relating to a proposed transaction in which RVT would contribute a portion of its assets to RGV in return for shares of common stock of RGV which RVT would in turn distribute to its common stockholders (the "Spin-Off Transaction").   Set forth below are the staff's most recent comments and responses jointly prepared on the Funds' behalf by both the undersigned, and by Sidley Austin LLP, counsel to the Funds' non-interested directors.

1.

Comment: Counsel to RGV should provide the staff with a separate letter expanding on the May 11, 2011 written response to the staff's request for an explanation as to whether RVT will be acting as the underwriter of the securities of another issuer in the context of the Spin-Off Transaction.

	Response:	RGV filed the requested letter with the Securities and Exchange Commission, as correspondence, on June 16, 2011.
2	Comment: RVT's proxy statement should set forth other alternatives to the "Spin-Off Transaction" and the reasons such alternatives were not proposed and/or considered.
Response:

The following language appears in the Preliminary Proxy Statement included in the Form N-14 Registration Statement previously filed with the SEC and sets forth the reasons that RVT's management and its Board determined that the Spin-Off Transaction would be preferable to the alternative of issuing shares in a newly-organized closed-end equity fund:

       "[RGV] Common Stock will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions... Royce has agreed to pay the out-of-pocket costs of the Transaction. See "-Transaction Expenses" below...."

       Management of the Fund did not propose to the Board the alternative of transforming RVT into a global fund by changing its non-fundamental investment policies because Fund management believed there are a substantial number of stockholders of RVT, holding a substantial amount of its outstanding common stock, who invested in RVT because it is a closed-end fund that primarily invests in U.S. securities. However, the following language appears in the Preliminary Proxy Statement explaining why the Board believes the Spin-Off Transaction is a better alternative to continuing RVT in its current form with or without changes to its non-fundamental investment policies:

       "The Board believes that the Transaction will result in the following benefits to [RVT] common stockholders:

       "The common stockholders will receive shares of an investment company with a different risk-return profile from [RVT], thereby providing common stockholders with the following alternatives: (a) retaining their shares in both [RVT] and [RGV]; (b) selling their [RGV] shares and retaining their [RVT] shares; or (c) selling their [RVT] shares and retaining their [RGV] shares. As a consequence, [RVT's] common stockholders may more closely align their investment portfolio with their desired exposure to different segments of the equity market..... As a globally diversified fund, [RGV] will afford stockholders the opportunity to seek the capital growth opportunities presented by foreign securities exposure..."

       RVT will also add the following language to its Preliminary Proxy Statement:

       "Fund management and the Board are not planning to change the non-fundamental investment restrictions of [RVT] in a manner that would transform [RVT] into a global fund because, in their view, many [RVT] investors probably wish to retain their investment in a closed-end fund that invests primarily in U.S. small-cap stocks."

3.	Comment. Set forth in writing the anticipated filings on Form N-2 that RGV will make prior to effectiveness of the Registration Statement.
	Response:	On June 8, 2011, RGV filed a Form N-2 Registration Statement. In that filing RGV indicated it would file financial statements and certain other exhibits by subsequent amendment.

4.

Comment: Confirm, in correspondence to the staff, that RGV will file a seed capital balance sheet by subsequent amendment to the Registration Statement reflecting a minimum of $100,000 of seed capital.

	Response:	The above is confirmed.

5.

Comment: State whether RVT's Board of Directors considered the possibility of amending RVT's non-fundamental investment policy that currently allows RVT to invest up to 25% of its assets in foreign securities effective after the "Spin-Off Transaction."

Response:

RVT's Board did not consider such an amendment to RVT's non-fundamental policies. This 25% limitation is consistent with the limitation of the majority of the other Royce-managed registered investment companies that primarily invest in U.S. securities. See also response to comment #2 above.

6.

Comment: In the table of Fees and Expenses add two line items reflecting (i) Distributions paid to Preferred Stockholders, and (ii) Total Fund Expenses plus Distributions paid to Preferred Stockholders.

Response:

The Fund will add the requested new line items to the table of Fees and Expenses and will also add disclosure reflecting the cost of the payment of preferred stock dividends to the example following the table. (Please see the proposed revised Table of Fees and Expenses attached to this letter.) Nevertheless the Fund notes (i) that Form N-2 does not provide for the inclusion of such a line item in the table of Fees and Expenses, and (ii) that distributions to Preferred Stockholders are not "expenses," but rather dividends paid in priority to any distributions to common stockholders. It is the Fund's position that it is neither required nor appropriate to reflect Preferred Stock Distributions as an "expense."

7.	Comment: In a footnote to the table of Fees and Expenses, state the amount of the actual 2010 management.
Response:

The following disclosure has been added to footnote 2:

"The actual Management Fee paid by the Fund to Royce during 2010, expressed as a percentage of net assets attributable to common stock was 0.11%."

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary

JED:rw

cc: Frank P. Bruno, Esq.
Sidley Austin LLP

TABLE OF FEES AND EXPENSES

	Value Trust	Global Trust
Stockholder Transaction Expenses
Voluntary Cash Purchase Plan Purchase Fees	None	None
Distribution Reinvestment and Cash Purchase Plan Fees	None	None
Annual Expenses (as a percentage of net assets attributable to common stock) (1)
Management Fees (2)	1.37%	1.25%
Interest Payments on Borrowed Funds	0	0
Other Expenses	0.13%	0.26%
Total Annual Operating Expenses	1.49%	1.51%
Preferred Stock Dividends	____	____
Total Annual Operating Expenses Plus Preferred Stock Dividends	____	____

(1) The percentages in the above table expressing annual fund operating expenses are, except as noted in note (2) below, based on Value Trust's actual expenses for the year ended December 31, 2010 and estimated amounts for Global Trust's first full fiscal year. Annual Expenses for Value Trust as a percentage of net assets attributable to common stock were 0.23% for the year ended December 31, 2010.

(2) Annualized based on the fee that would have been paid by Value Trust for the year ended December 31, 2010 but for the provision of Value Trust's Investment Advisory Agreement that stats that Value Trust will not pay a fee for any month when the investment performance of Value Trust for the rolling 36-month period ending with such month is negative. The actual Management Fee paid by Value Trust to Royce during 2010, expressed as a percentage of net assets attributable to common stock, was 0.11%.